Peter M. Byrne

T: +1 212 479 6778

pbyrne@cooley.com

November 30, 2022

Howard Efron

Isaac Esquivel

Office of Real Estate & Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	ALSP Orchid Acquisition Corporation I

Form 10-K for the Year Ended December 31, 2021

Filed March 31, 2022

File No. 001-41086

Ladies and Gentlemen:

On behalf of ALSP Orchid Acquisition Corporation I (the “Company”), we submit this letter (this “Response Letter”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 18, 2022 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “10-K”). Concurrently with the submission of this response letter, the Company is supplementing its disclosure to add a risk factor by filing an Item 8.01 Form 8-K (the “8-K”) as set forth below.

For the convenience of the Staff, we have set forth below the Staff’s comment in italicized type, followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 8-K and all references to page numbers in such response are to page numbers in the 8-K.

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Cooley LLP   55 Hudson Yards   New York, NY   10001-2157

t: +1 212 479 6000   f: +1 212 479 6275   cooley.com

November 30, 2022

Page Two

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor is ALSP Orchid Sponsor LLC, a Delaware limited liability company (the “Sponsor”). We believe that the Sponsor would not be considered a foreign person because it is majority owned and 100% controlled by a U.S. person or persons. Out of an abundance of caution, however, the Company intends to file the 8-K concurrently with the submission of this Response Letter to add the risk factor below, which it will also include in future filings as appropriate, and which it undertakes to update in such filings for any additional relevant facts, developments or risks, if and when they should arise.

The Company’s ability to complete an initial business combination with a U.S. target company may be impacted if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”), and ultimately prohibited.

The Company is a Cayman Islands exempted company. The Company’s sponsor is ALSP Orchid Sponsor LLC (the “Sponsor”), which is a Delaware limited liability company. The Sponsor owns 4,312,500 Class B ordinary shares of the Company and has the sole right to elect directors of the Company. Although entities organized in non-U.S. jurisdictions such as the Cayman Islands are sometimes considered “foreign persons” under the regulations administered by CFIUS, the Company believes that neither the Company nor the Sponsor would be considered a foreign person because they are ultimately controlled and majority-owned by U.S. nationals.

In the event the Sponsor is considered a foreign person, however, the Company could also be considered a foreign person and would continue to be considered as such in the future for so long as the Sponsor has the ability to exercise control over the Company for purposes of CFIUS’s regulations. The Company could likewise be considered a foreign person if a foreign investor acquires a significant interest in the Company and is viewed as having the ability to exercise control over the Company or under other, unforeseen circumstances. As such, an initial business combination with a U.S. business may be subject to CFIUS review, the scope of which includes controlling investments as well as certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. If the Company’s initial business combination is with a U.S business and falls within CFIUS’s jurisdiction, the Company may determine that it is required to make a mandatory filing or that it will submit a voluntary filing to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to delay any such initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or recommend that the U.S. president block the initial business combination or order the Company to divest all or a portion of a U.S. business of the combined company, which may limit the attractiveness of or prevent the Company from pursuing certain initial business combination opportunities that it believes would otherwise be beneficial to the Company and its shareholders. As a result, the pool of potential targets with which the Company could complete an initial business combination may be impacted, and it may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar potential foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and the Company has limited time to complete its initial business combination. If the Company cannot complete its initial business combination within the timeframe permitted under our amended and restated memorandum and articles of association, or such later date that may be approved by the Company’s shareholders, because the review process extends beyond such timeframe or because the initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, the Company may be required to liquidate. If the Company liquidates, its public shareholders may only receive the redemption value of their shares ($10.23 per share at September 30, 2022),

Cooley LLP   55 Hudson Yards   New York, NY   10001-2157

t: +1 212 479 6000   f: +1 212 479 6275   cooley.com

November 30, 2022

Page Three

and the Company’s warrants will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in a combined company.

*    *     *

Please contact me at (212) 479-6778 with any questions or further comments regarding this Response Letter.

Sincerely

/s/ Peter M. Byrne
Peter M. Byrne

PMB

cc:	Thong Q. Le, Chief Executive Officer, ALSP Orchid Acquisition Corporation I

Ian A.W. Howes, Chief Financial Officer, ALSP Orchid Acquisition Corporation I

Cooley LLP   55 Hudson Yards   New York, NY   10001-2157

t: +1 212 479 6000   f: +1 212 479 6275   cooley.com